Filed By Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Registration No. 333-129871
2525 Dupont Drive Irvine, CA 92612-1599 (714) 246-4500 www.allergan.com
ALLERGAN COMPLETES EXCHANGE OFFER FOR INAMED
CORPORATION
- - ANTICIPATES PROMPT COMPLETION OF ACQUISITION - -
IRVINE, Calif., March 20, 2006 - - Allergan, Inc. (NYSE: AGN) today announced that it has successfully completed its exchange offer for all outstanding shares of common stock of Inamed Corporation (NASDAQ: IMDC). The exchange offer expired at 11:59 p.m. Eastern Time on Friday, March 17, 2006, at which time all shares of Inamed common stock validly tendered were accepted for exchange. At the time the exchange offer closed, 34,971,207 shares, representing approximately 94.74%, of Inamed’s outstanding common stock, had been tendered. Of the shares tendered, 2,437,955 shares, representing approximately 6.60%, of Inamed’s outstanding common stock, were tendered pursuant to notices of guaranteed delivery.
Based on the preliminary exchange offer results, it appears that tendering Inamed stockholders have requested more Allergan common stock than is available under the terms of the exchange offer, and therefore it is expected that proration of Allergan common stock elections will be required. The exact number of Inamed shares validly tendered, and any proration required based on the elections made by the tendering Inamed stockholders, will not be known until the guaranteed delivery period ends at 5:00 p.m. Eastern Time on Wednesday, March 22, 2006.
Allergan will announce the final exchange offer results, and the final proration factors, as promptly as practicable after guaranteed deliveries have been made and final calculations can be completed.
Assuming confirmation that at least 90% of the outstanding Inamed common stock was acquired in the exchange offer, Allergan expects to promptly complete the acquisition through a short-form merger under Delaware law.
“We are excited to have successfully completed the exchange offer to acquire Inamed and look forward to completing the acquisition once we have confirmed the final results of the exchange offer,” said David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer. “Upon closing of the acquisition, we will immediately start implementing our integration plan and leverage the talent and expertise of both companies to build a world leading medical aesthetics franchise that will benefit our customers and their patients.”
About Allergan, Inc.
Allergan, Inc., with headquarters in Irvine, California, is a technology-driven, global health care company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.

Forward-Looking Statements
This press release contains “forward-looking statements”, including, among other statements, statements regarding the business combination between Allergan and Inamed. Statements made in the future tense, and words such as “expect”, “believe”, “will”, “may”, “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below), and include: general industry and pharmaceutical market conditions; general domestic and international economic conditions; technological advances and patents obtained by competitors; challenges inherent in product marketing such as the unpredictability of market acceptance for new pharmaceutical and biologic products and/or the acceptance of new indications for such products; uncertainties regarding analysts’ and others’ projections and estimates for revenues and earnings of Inamed and market growth rates; domestic and foreign health care reforms; the timing and uncertainty of research and development and regulatory processes; trends toward managed care and health care cost containment; and governmental laws and regulations affecting domestic and foreign operations. Risks and uncertainties relating to the Inamed acquisition include: that the anticipated benefits and synergies of the transaction will not be realized; and that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan has filed a Registration Statement on Form S-4 in connection with the offer and sale of Allergan common stock in the Inamed exchange offer and subsequent merger. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed Inamed acquisition, as they contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com. Additional copies of the prospectus, which is a part of Allergan’s Registration Statement on Form S-4, can be obtained by contacting MacKenzie Partners, the Information Agent for the merger, at (800) 322-2885.
Contact Information
For general investor questions or information regarding the combined company:

Allergan Investor Relations	714-246-4636
Allergan Media Relations	714-246-5134

For questions regarding the exchange of Inamed shares or the merger:

Amy Bilbija or Dan Burch, MacKenzie Partners	212-929-5500 or 800-322-2885
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